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                                                                   EXHIBIT 99.6


                             [HEALTH CARE REIT LOGO]


F O R   I M M E D I A T E   R E L E A S E


                                                  October 8, 2002
                                                  For more information contact:
                                                  Ray Braun (419) 247-2800
                                                  Mike Crabtree (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                  INVESTMENTS OF $105 MILLION FOR THIRD QUARTER

Toledo, Ohio, October 8, 2002.....HEALTH CARE REIT, INC. (NYSE/HCN) announced today that it had completed $105 million of investments during the third quarter of 2002.

The investment activity during the quarter was approximately 82% real property investments and 18% loans. Facility-based investments include 21% assisted living facilities, 71% skilled nursing facilities and 8% specialty care facilities. Aggregate funding was provided to 15 operators in 13 states.

Included in the investments for the quarter was $12.8 million for three construction projects. These projects have total estimated construction costs of $56.4 million, with the remainder anticipated to be funded over the next 12 to 18 months.

Also during the quarter, the company had $51.7 million of asset sales and loan payoffs relating to seven assisted living facilities and one parcel of land.

Through September 30, 2002, the company has completed investments of $330 million, offset by $85 million of asset sales and loan payoffs, generating $245 million in net new investments.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. At June 30, 2002, the company had investments in 229 health care facilities in 34 states and total assets of approximately $1.5 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern the possible expansion of our portfolio; the performance of our operators and properties; our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any; our ability to make distributions; our policies and plans regarding investments, financings and other matters; our tax status as a real estate investment trust; our ability to appropriately balance the use of debt and equity; and our ability to access capital markets or other sources of funds. When we use words such as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including: the status of the economy; the status of capital markets, including prevailing interest rates; compliance with and changes to regulations and payment policies within the health care industry; changes in financing terms; competition within the health care and senior housing industries; and changes in federal, state and local legislation. Finally, we assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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